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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO. _____ )/1/


                            KBK CAPITAL CORPORATION
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                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
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                        (Title of Class and Securities)


                                  482412 10 3
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                     (CUSIP Number of Class of Securities)


              Patrick J. Butler, Jr., Esq., Phelps Dunbar, L.L.P.
     400 Poydras Street, 30th floor, New Orleans, LA 70130  (504)584-9298
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               October 21, 1999
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            (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                              (Page 1 of 6 pages)

        /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 482412 10 3                13D                    Page 2 of 6 pages
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(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Sirmon Commercial Finance, L.L.C.
     72-1323391

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                         (a) [_]
                                                                         (b) [_]
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS:   OO

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                             [_]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Louisiana, U.S.A.

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                              :  (7)  SOLE VOTING POWER
                              :       0 shares
                              :-------------------------------------------------
                              :  (8)  SHARED VOTING POWER
NUMBER OF SHARES              :       383,795 shares
BENEFICIALLY OWNED BY EACH    :-------------------------------------------------
REPORTING PERSON WITH         :  (9)  SOLE DISPOSITIVE POWER
                              :       383,795 shares
                              :-------------------------------------------------
                              :  (10) SHARED DISPOSITIVE POWER
                              :       0 shares
                              :
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     383,795 shares

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             [_]
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     12.16%

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(14)  TYPE OF REPORTING PERSON: OO

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CUSIP No. 482412 10 3                13D                    Page 3 of 6 pages
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ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of KBK Capital Corporation ("KBK"), a Delaware corporation, with principal offices located at 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed by Sirmon Commercial Finance, L.L.C. ("SCF"), a limited liability company organized in the State of Louisiana, with respect to shares of Common Stock beneficially owned by SCF. SCF's principal office is located in Abbeville, Louisiana, with a mailing address of P.O. Box 777, Abbeville, Louisiana 70511. The sole Managing Member of SCF is Johnny J. Sirmon, whose address is also P.O. Box 777, Abbeville, Louisiana 70511. Mr. Sirmon is retired.

        d)  N/A

        e)  N/A

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The 383,795 shares of Common Stock that are the subject of this statement were acquired by SCF by capital contribution from SCF's members pursuant to an agreement effective as of October 21, 1999 and entitled "Withdrawal of Member from, Admission of Members to, Contribution to, and Amendment to Operating Agreement of, Limited Liability Company" (the "Contribution Agreement"). A copy of the Contribution Agreement is attached hereto as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

        The beneficial ownership of the Common Stock to which this statement relates was acquired by SCF in connection with its execution of a Stock Purchase Agreement dated October 21, 1999 between SCF and KBK (the "Purchase Agreement"), pursuant to which KBK agreed to purchase and SCF agreed to sell all shares of KBK Common Stock beneficially owned by SCF. A copy of the Purchase Agreement is attached hereto as Exhibit B. The Purchase Agreement provides that the 383,795 shares of Common Stock beneficially owned by SCF will be purchased by KBK on a quarterly basis, in 55,000 blocks, beginning December 31, 1999, with a final 53,795 block of shares to be purchased by KBK on June 30, 2001. Pursuant to the Contribution Agreement and the Purchase Agreement, an additional 100,000 shares of Common Stock were contributed to SCF by its members, but those shares were immediately purchased by KBK for an aggregate consideration of $500,000. The 383,795 shares not immediately purchased at the execution of the Purchase Agreement are hereafter referred to as the "Deferred Shares." The Purchase Agreement sets forth the amount KBK is to pay for each block of Common Stock purchased from SCF on a quarterly basis and permits KBK, at its sole discretion, to purchase from SCF a greater number of Deferred Shares than specified for each quarterly closing date. If a greater number of Deferred Shares is purchased in any quarter, the remaining Deferred Shares to be purchased in any subsequent quarters are to be reduced on a pro rata basis.

        In connection with the execution of the Purchase Agreement, SCF and KBK entered into an Escrow Agreement with respect to the Deferred Shares (the "Escrow Agreement"), pursuant to
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CUSIP No. 482412 10 3                13D                    Page 4 of 6 pages
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which SCF deposited the Deferred Shares with an escrow agent on October 21,
1999. A copy of the Escrow Agreement is attached hereto as Exhibit C. By a separate Voting Agreement and Irrevocable Proxy also executed by SCF and KBK on October 21, 1999 (the "Voting Agreement"), a copy of which is attached hereto as Exhibit D, SCF appointed Robert J. McGee, the Chairman of the Board and Chief Executive Officer of KBK, as the lawful proxy and attorney-in-fact to vote the Deferred Shares in accordance with the recommendations of management of KBK.

         Other than as indicated above, the reporting person does not have any plans or proposals which relate to or would result in:

     a) The acquisition of additional securities of KBK, or the disposition of securities of KBK;

     b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving KBK or any of its subsidiaries;

     c) A sale or transfer of a material amount of assets of KBK or any of its subsidiaries;

     d) Any change in the present board of directors or management of KBK, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) Any material change in the present capitalization or dividend policy of KBK;

     f)  Any other material change in KBK's business or corporate structure;

     g) Changes in KBK's charter or bylaws or other actions which may impede the acquisition of control of KBK by any person;

     h) Causing a class of securities of KBK to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) A class of equity securities of KBK becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     j)  Any action similar to any of those described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of shares of the Common Stock beneficially owned by SCF and to which this Schedule 13D relates is 383,795 shares, representing 12.16% of the 3,155,890 shares of KBK Common Stock issued and outstanding on October 21, 1999.

     (b) Subject to the terms and conditions of the Purchase Agreement and the Escrow Agreement, SCF has the sole power to direct the disposition of the Deferred Shares. Pursuant to the Voting Agreement, SCF has granted an irrevocable proxy to Robert J. McGee, the Chairman of the
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CUSIP No. 482412 10 3                13D                    Page 5 of 6 pages
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Board and Chief Executive Officer of KBK, appointing him as SCF's sole proxy for voting the 383,795 Deferred Shares. Accordingly, SCF shares voting power over the Deferred Shares.

     (c) Other than execution of the Contribution Agreement effective on October 21, 1999, SCF has not acquired any shares of the Common Stock in the last 60 days.

     (d)  N/A

     (e)  N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          All contracts, arrangements and understandings SCF has entered into with respect to KBK's Common Stock are discussed above in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS AN EXHIBIT

     Exhibit A:  Withdrawal of Member from, Admission of Members to,
                 Contribution to, and Amendment to Operating Agreement of, Limited Liability Company.

     Exhibit B:  Stock Purchase Agreement

     Exhibit C:  Escrow Agreement

     Exhibit D:  Voting Agreement and Irrevocable Proxy
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CUSIP No. 482412 10 3                13D                    Page 6 of 6 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Dated:    October 29, 1999.

                              SIRMON COMMERCIAL FINANCE, L.L.C.

                              By: /s/ JOHNNY J. SIRMON
                                  _______________________________
                                    Name: Johnny J. Sirmon
                                    Title: Managing Member